

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 10, 2016

Via E-mail
Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110

> **Re:** **Plug Power Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 1-34392**

Dear Mr. Middleton:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery